
Mail Stop 3561

December 2, 2016

Edward Merritt
Chief Financial Officer
Deluxe Corporation
3680 Victoria Street North
Shoreview, Minnesota 55126-2966

>   **Re: Deluxe Corporation**
>   **Form 10-K for the Year Ended December 31, 2015**
>   **Filed February 19, 2016**
>   **File No. 001-07945**

Dear Mr. Merritt:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis, page 24

Consolidated Results of Operations, page 26

1. Throughout your MD&A section, you identify various factors responsible for the changes in your results of operations between periods, including changes in volume, incremental revenues from acquisitions and increases in pricing. Please revise your disclosures to quantify, if possible, the impact of each material factor to provide your readers with better insight into the underlying reasons behind the changes in your results. We refer you to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Form 10-Q for the Quarter Ended September 30, 2016

Note 1. Consolidated Financial Statements, page 6

2. We note your disclosure that during the quarter ended June 30, 2016 you identified an error in the balance sheet presentation of borrowings under your credit facility and the related asset for debt issuance costs in which the amounts, previously presented as current items, were determined to be appropriately presented as non-current. In light of the fact that your table of contractual obligations disclosed on page 36 of your Form 10-K for the year ended December 31, 2015 reflects the amounts under the credit facility to be due in 2016, please explain to us, and revise to disclose the maturity terms of the revolving credit facility that result in your conclusion that long-term classification is appropriate. In this regard, we note your disclosure on page 48 of your Form 10-Q that in the nine months of 2016 there were no significant changes to your table of contractual obligations as presented in your 2015 Form 10-K. Also, please revise your notes to the financial statements to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented as required by ASC 470-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Andrew Mew

For   Melissa Raminpour
        Accounting Branch Chief
        Office of Transportation and Leisure